SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Notice of AGM

AVIVA plc - ANNUAL REPORT AND ACCOUNTS

Aviva plc (the "
Company
") has today issued to shareholders its 2010 Notice of Annual General Meeting and ancillary documents, 2009 Report and Accounts and 2009 Annual Review. The Company's Annual General Meeting will be held on Wednesday, 28 April 2010 at 11 a.m. at The Barbican Centre, Silk Street, London EC2Y 8DS.

The documents listed below have today been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at: 25 The North Colonnade, Canary Wharf, London E15 5HS. In addition, these documents are now available to view on the Company's website at
www.aviva.com

·
2009 Report and Accounts
·
2009 Annual Review
·
Notice of Annual General Meeting and ancillary documents

Contacts:

Kirsty Cooper, Deputy Group Company Secretary
Telephone - 020 7662 6646

Liz Nicholls, Assistant Company Secretary
Telephone - 020 7662 8358

24 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 March 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary